SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transition period from to

Commission file number     1-14443

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gartner, Inc. Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gartner, Inc.

56 Top Gallant Road

Stamford, CT 06902-7700

GARTNER, INC.
SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
Gartner, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Gartner, Inc. Savings and Investment Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in the net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Stamford, Connecticut
June 1, 2005

GARTNER, INC.
SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments:
Investments in registered investment company shares	$198,764,696	$172,847,218
Gartner, Inc. Class A common stock	3,891,408	4,061,919
Participant loans	3,842,421	3,492,494

Total investments	206,498,525	180,401,631

Receivables:

Employee contributions	2,064	810
Employer contributions	1,913,994	1,981,649
Due from custodian for securities sold	8,162	12,694

Total receivables	1,924,220	1,995,153

Total assets	208,422,745	182,396,784

Liabilities:
Accrued expenses	47,710	69,890
Unsettled participant activity in Gartner Stock Fund	43,755	—

Total liabilities	91,465	69,890

Net assets available for benefits	$208,331,280	$182,326,894

     See accompanying notes to the financial statements.

GARTNER, INC.
SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets
Available for Benefits

For the year ended December 31, 2004

2004
Additions:
Investment income:
Net appreciation in fair value of investments	$12,058,427
Interest	209,569
Dividends	4,257,104

Investment income	16,525,100

Contributions:
Participants	18,161,938
Employer	9,524,166

Total additions	44,211,204

Deductions:
Benefits paid to participants	18,108,713
Administrative expenses	98,105

Total deductions	18,206,818

Increase in net assets available for benefits	26,004,386

Net assets available for benefits:
Beginning of year	182,326,894

End of year	$208,331,280

     See accompanying notes to the financial statements.

GARTNER, INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The following description of the Gartner, Inc. Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

(a)	General

The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has been amended and restated at various times in order to comply with regulatory guidance, most recently as of April 1, 2005 (see note 6).

The Plan covers substantially all domestic full-time employees of Gartner, Inc. and its wholly owned subsidiaries (collectively, the Company or Employer). Any employee who customarily works at least 20 hours per week (minimum of 1,000 hours per year) and is at least 18 years of age is eligible to participate in the Plan.

(b)	Administration

The Plan is administered by the Administrative Committee (the Plan Committee) which is appointed by the Company’s Board of Directors. The Plan Committee is responsible for all administrative aspects of the Plan, including selection of trustees and investment managers, establishment of investment alternatives, determination of benefit eligibility and benefit calculations and interpretation of Plan provisions. The Plan Committee has appointed officers of the Company to act as trustees (the Trustees) to administer the Plan. Administrative expenses are to be paid by the Plan through the use of participant forfeitures. Any administrative expenses in excess of participant forfeitures will be paid by the Company. For the Plan years ended December 31, 2004 and 2003, all expenses were paid by the Plan.

(c)	Contributions

For 2004, participating employees may make annual contributions to the Plan in percentages of not less than 1% or more than 85% of total annual compensation (75% pre-tax, 10% post-tax), as defined in the Plan agreement, subject to Internal Revenue Service (IRS) limitations. Participants who are eligible may make pre-tax Catch-Up Contributions subject to the IRS limitations.

For 2004, the Plan requires the Company to match 100% of pre-tax participant contributions up to a maximum of 4% of a participant’s total compensation, or $5,200, which is 40% of the IRS pre-tax contribution limitation for 2004.

The Plan also provides for a profit sharing contribution comprised of the following elements:

•	Fixed amount — an amount equal to 1% of a participant’s base compensation, subject to an IRS limitation.

(Continued)

GARTNER, INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

•	Discretionary amount — an amount in excess of the fixed amount solely at the discretion of the Company’s Board of Directors based on the financial results of the Company.

Fixed profit sharing contributions of $1,913,904 and $1,980,839 for the years ended December 31, 2004 and 2003, respectively, are included in employer contributions receivable in the Plan financial statements as of December 31, 2004 and 2003, respectively. There were no discretionary contributions made to the Plan for the Plan years ended December 31, 2004 and 2003.

A participant may make “after-tax” contributions of up to 10% of the participant’s compensation, subject to a maximum of $20,000 per year.

(d)	Participants’ Accounts

Separate accounts are maintained for each participant of the Plan through the Fidelity Management Trust Company (Fidelity). The participants’ accounts are adjusted to reflect contributions and investment earnings such as interest, dividends, and realized and unrealized investment gains and losses.

At December 31, 2004 and 2003, forfeited nonvested accounts totaled $50,139 and $58,755, respectively. These accounts will be used to reduce future Plan expenses and employer contributions. Also, in 2004, Plan expenses were reduced by $30,710 and employer contributions were reduced by $101,060 from forfeited nonvested accounts.

(e)	Investments

Participants may elect to invest in a variety of specialized investment funds and may make transfers among investment funds at their discretion in whole percentages. The Company’s Board of Directors has authorized Fidelity to execute transactions upon direction from the participant within the framework of the trust instrument.

(f)	Vesting

Participants are immediately vested in their own contributions and in the Employer’s matching contributions. Participants vest in the profit sharing contributions ratably over a five-year period based on date of hire. The date of hire for the employees of acquired companies continues to be their historical date of hire by the acquired company for vesting purposes.

(g)	Loans to Participants

Loans to participants are permitted, with the Trustees’ consent, in accordance with the limits provided by the Internal Revenue Code. Loans bear interest at a rate equal to prime plus 1% which ranged between 5.0% and 6.25% for loans made during the year ended December 31, 2004, and 5.0% and 5.25% for loans made during the year ended December 31, 2003. Participants receiving loans from the Plan must execute an interest bearing promissory note in the amount of the loan. The terms of the promissory note require that all participants repay their loans based upon a fixed repayment schedule not to exceed a five-year period, except in the case of a primary residence loan for which the repayment period is extended to 15 years.

(Continued)

GARTNER, INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Participant loans are subject to a $1,000 minimum amount and limited to 50% of a participant’s vested account balance, not to exceed $50,000.

(h)	Payment of Benefits

Benefits are paid upon retirement (on or after age 55), death or termination of employment, and may also be distributed prior to termination of employment upon reaching age 59-1/2 or because of financial hardship. Participants’ benefits are paid in a lump sum equal to the vested value of the participant’s account at the time of payment. With respect to accounts from the former pension plan that was merged into this Plan in 1993, an annuity (joint and 50% survivor for married participants and single life for unmarried participants) is the standard form of payment. With respect to such pension plan accounts, participants may elect a lump sum payment instead of the annuity, with spousal consent as applicable.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to fully or partially terminate the Plan at any time by action of the Board of Directors or its designee. In such an event, all participants will become fully vested in their account balance as of the date of full or partial termination.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

(b)	Valuation of Investments

The Plan’s investments are valued at fair value based upon market prices quoted on national stock exchanges for the respective funds. Shares of registered company investments are valued at the net asset value of shares held by the Plan at year end.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(d)	Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant’s

(Continued)

GARTNER, INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

(e)	Investment Transactions and Related Income

Purchases and sales of interests in the investment funds, along with realized gains and losses, are accounted for on the trade date.

Dividends represent the Plan’s share in dividend income of the investment funds in which the Plan participates. Dividends are recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

(3)	Investments

Substantially all of the Plan’s assets are invested in mutual funds and a commingled investment fund managed by Fidelity. A brief description of the funds and investments is as follows:

(a)	Gartner, Inc. Stock Fund

The assets of this fund are substantially invested in Gartner, Inc. Class A Common Stock. This fund also maintains cash equivalents, $207,160 and $204,540 at December 31, 2004 and 2003, respectively, to meet liquidity needs from participant withdrawals or transfers.

(b)	SEI Stable Asset Fund

The SEI Stable Asset Fund is a diversified portfolio of stable value contracts issued by insurance companies, banks, and other financial institutions. The fund utilizes high-quality fixed income securities wrapped by insurance companies, banks and other financial institutions.

On April 1, 2004, this fund replaced the Fidelity Retirement Money Market Fund. The Fidelity Retirement Money Market Fund invested in a diversified portfolio of domestic and international short term fixed income securities such as corporate commercial paper, certificates of deposit, Treasury notes and bills and bankers acceptances.

(c)	Other Funds

The Magellan, Growth Company, OTC Portfolio, Overseas Funds, Artisan Mid Cap Fund, and JP Morgan MidCap Value Fund invest in equity and debt securities of companies of varying sizes with above average growth potential to achieve long-term capital appreciation. The Spartan US Equity Index Fund seeks to match the total return of the Standard & Poor’s 500 Index. The Puritan and Equity Income Funds seek current income and capital preservation as well as the potential for capital appreciation by investing in a diversified portfolio of common and preferred stocks and bonds. The Intermediate Bond Fund invests in investment-grade debt securities and repurchase agreements of those securities. The Fidelity Freedom Funds are asset allocation funds that invest in other Fidelity mutual funds; there are five funds that are managed to specific target retirement dates – 2000, 2010, 2020, 2030, and 2040 and a sixth fund, the Fidelity Freedom Income Fund, for those actively seeking high current income. The

(Continued)

GARTNER, INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Fidelity Select Portfolios are mutual funds that invest in specific sectors or industries. Investors are able to obtain targeted diversification with industry specific mutual funds and an opportunity to invest in industries with high growth potential.

The fair value of investments exceeding 5% of Plan assets as of December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Investments at fair value as determined by quoted market prices:
SEI Stable Asset Fund	$18,484,818	$—
Fidelity Magellan Fund	33,501,546	32,467,883
Fidelity Growth Company Fund	36,703,360	33,666,664
Fidelity Puritan Fund	16,136,929	14,851,187
Fidelity Equity Income Fund	21,659,487	19,400,131
Fidelity OTC Portfolio Fund	10,713,679	10,327,123
Fidelity Intermediate Bond Fund	—	9,281,493
Spartan U.S. Equity Index Fund	11,760,476	—
Fidelity Retirement Money Market Fund	—	18,021,577

During 2004 the Plan’s investments (including investments bought, sold, and held during the year) increased in value by $12,058,427 as follows:

Registered investment company shares	$11,622,357
Gartner, Inc. Class A common stock	436,070

$12,058,427

(4)	Plan Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated April 7, 2003, that the Plan and related trust, including the proposed amendments, which were subsequently adopted by the Plan on April 9, 2003, are designed in accordance with the applicable sections of the Internal Revenue Code (Code). Gartner, Inc. believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2004. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(Continued)

GARTNER, INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(5)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research, which is a subsidiary of Fidelity Management Trust Company, the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Another investment is an investment fund comprised primarily of shares of common stock issued by Gartner, Inc. Gartner, Inc. is the Plan sponsor as defined by the Plan.

In August 2004, Gartner, Inc. completed a tender offer for certain shares of its common stock. Participants in the Gartner Stock Fund were eligible to participate in the tender, and a total of 16,287 Class A Common Shares were accepted from stock fund participants in the tender at $13.30 per share which was the same price received by all Class A shareholders.

(6)	Subsequent Events

On January 1, 2005, the Gartner Stock Fund was closed to new investments and transfers-in. In March, 2005, the Plan announced that the Gartner Stock Fund will be eliminated as an investment choice as of December 29, 2005.

On January 1, 2005, the Plan’s default fund was changed to the Fidelity Freedom 2010 Fund from the Fidelity Freedom 2000 Fund.

On January 31, 2005, the Fidelity Magellan Fund and the Fidelity Overseas Fund were replaced by the Victory Diversified Stock Fund and Fidelity Diversified International Fund, respectively.

On April 1, 2005, Gartner, Inc. acquired META, Group Inc. and the Plan was amended to clarify the eligibility of certain employees of META, Group Inc. to participate in this Plan.

Schedule H, Line 4i

GARTNER, INC.
SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2004

			Current
	Description	Shares	value
*	FMTC Institutional Cash Portfolio	207,160	$207,160
	SEI Stable Asset Fund	18,484,818	18,484,818
*	Fidelity Magellan Fund	322,782	33,501,546
*	Fidelity Growth Company Fund	654,594	36,703,060
*	Fidelity Puritan Fund	851,553	16,136,929
*	Fidelity Equity Income Fund	410,373	21,659,487
*	Fidelity Intermediate Bond Fund	833,906	8,772,691
*	Fidelity Overseas Fund	288,383	10,203,006
*	Fidelity OTC Fund	308,841	10,713,679
	Artisan Mid Cap Fund	31,981	945,371
	JP Morgan MidCap Value Fund	155,853	3,475,525
*	Spartan U.S. Equity Index Fund	274,393	11,760,477
*	Fidelity Freedom Income Fund	42,350	477,288
*	Fidelity Freedom 2000 Fund	659,620	7,968,209
*	Fidelity Freedom 2010 Fund	162,040	2,206,986
*	Fidelity Freedom 2020 Fund	337,339	4,709,256
*	Fidelity Freedom 2030 Fund	263,625	3,711,841
*	Fidelity Freedom 2040 Fund	125,575	1,038,506
*	Fidelity Select Health Care	10,250	1,312,897
*	Fidelity Select Technology	25,075	1,509,258
*	Fidelity Utilities Growth	7,755	312,197
*	Fidelity Financial Services	10,932	1,281,065
*	Fidelity Select Natural Resources	40,445	700,909
*	Fidelity Select Cyclical Industries	51,979	972,535
*	Loans to Plan participants (556 loans with interest rates ranging from 5% to 10.5%)	—	3,842,421
**	Gartner, Inc. Class A Common Stock	312,312	3,891,408

			$206,498,525

*	Party-in-interest — affiliate of Plan custodian

**	Party-in-interest — Sponsor of the Plan

     See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gartner, Inc. Savings and Investment Plan

Date: June 28, 2005	By:	/ s / Christopher Lafond

	Name:	Christopher Lafond

	Title:	Administrative Committee Chairman

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
23*	Consent of Independent Registered Public Accounting Firm, KPMG LLP.

*	Filed herewith.